United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C.  20549
Attn:  Ta Tanisha Henderson

RE:      Delta Apparel, Inc.
         File No. 1-15583
         Form 10-K for the year ended July 3, 2004
         Form 10-Q for the quarter ended October 2, 2004

Ladies and Gentlemen:

     Reference is made to the comments to the Form 10-K for the fiscal year ended July 3, 2004 and Form 10-Q for the quarter ended October 2, 2004 of Delta Apparel, Inc. received from the Staff of the SEC in a letter from George F. Ohsiek, Jr., dated November 16, 2004 (the "Comment Letter"). The discussion below is presented in the order of the numbered comments in the Comment Letter and the comments have been reproduced for ease of reference.

     The Company's responses to the Staff's comments are as follows:

General
-------

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

     Response to Comment 1

     Our responses herein indicate, where applicable, the revisions to be included in future filings.


Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations Results of Operations
--------------------------------
Fiscal Year 2004 versus Fiscal Year 2003, page 12
-------------------------------------------------

2. Please supplement your discussion of the overall change in gross margin with a discussion of the change in gross margin for your Delta segment. Please also discuss the reasons why the gross margins generated by your Soffe segment are significantly higher than the gross margins of your Delta segment and whether the past performance of each of these segments is expected to be indicative of future performance.

     Response to Comment 2

     Our discussion of changes in gross margins will be supplemented accordingly in future filings.

3. We understand that selling, general and administrative (SG&A) expenses as a percentage of net sales increased as a result of the addition of the Soffe business. Similar to the preceding comment, please also discuss the change in SG&A expenses as a percentage of net sales for your Delta segment. Discuss the reasons why SG&A is significantly higher in your Soffe segment than in your Delta segment and whether the past performance of each of these segments, in terms of SG&A expenses, is expected to be indicative of future performance.

     Response to Comment 3

     Our discussion of selling, general and administrative expenses will be supplemented accordingly in future filings.


Liquidity and Capital Resources, page 14
----------------------------------------

4.   Please discuss the earnout provision associated with your acquisition of M.
     J. Soffe Co. and the associated potential impact on your liquidity and capital resources. In particular, you should discuss your assessment of the likelihood that amounts will be owed under the earnout provision, the expected timing of those payments, the most likely amounts to be paid, if estimable, and the maximum potential payout. In this regard, we note your disclosures in Note 3, but believe a discussion of the above items in the MD&A would enhance the reader's understandings of its impact.

     Response to Comment 4

     Our discussion of the earnout provision in MD&A will be supplemented accordingly in future filings.


5. Related to the preceding comment, we note your inclusion in the table of contractual cash obligations of $7.1 million of "contingent purchase price." This amount appears to be the same amount as the earnout liability you recorded as a result of having an excess of fair value of acquired net assets over cost. We are unclear as to why this amount would represent your contractual cash obligation. Please advise and also clarify your disclosure as necessary.

     Response to Comment 5

     Based on our projections, we expect that the total earnout payment to be paid to the former shareholders of M. J. Soffe Co. would approximate the $7.1 million recorded on the opening balance sheet as the excess of fair value of acquired net assets over cost. Therefore, we included the $7.1 million in the table of contractual cash obligations. All payments to the former shareholders with respect to the earnout will be paid in cash. As projections of the future cash obligation changes, we will adjust the amount included in the table of contractual cash obligations.


6. Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www.sec.gov.

     Response to Comment 6

     Our tabular disclosure of contractual obligations will be supplemented accordingly in future filings.


Consolidated Statements of Cash Flows
-------------------------------------

7. Please separately present the proceeds and repayments on your long-term debt, including your Delta Facility. Refer to paragraphs 11 through 13 of SFAS 95, as amended.

     Response to Comment 7

     In future filings, we will appropriately present separately the proceeds from the repayments on the long-term debt, including the Delta Facility.


Notes to Consolidated Financial Statements
------------------------------------------

Note 2.  Significant Accounting Policies
----------------------------------------

8. We understand, based on your disclosure in note 2(m), that you participate in cooperative advertising programs with your customers. Please disclose the nature and extent of each arrangement under which you make payments to resellers. Please disclose your accounting policy for each type of arrangement, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

     Response to Comment 8

     We participate in cooperative advertising programs with our customers. Depending on the customer, our defined cooperative programs allow the customer to use from 1% to 4% of its net purchases from us towards advertisements of our products. In fiscal year 2004, we incurred $1.1 million in expenses related to cooperative advertising costs and this expense was included as a selling, general and administrative expense. Pursuant to EITF 01-9 paragraph 9, we meet the requirements for which the consideration for cooperative advertising should be characterized as a cost incurred. We received an identifiable benefit resulting from the consideration for cooperative advertising, as our products are being specifically advertised. Instead of sharing in the advertising expense with our customers, we could contract with a third party to advertise our products. In addition, we can estimate the fair value of the benefit received through this consideration as the fair value would be the cost incurred for us to contract our own advertisements. Therefore, we are appropriately recording our cooperative advertising costs as an expense rather than as a reduction of revenue. The related cooperative advertising reserve balances are recorded as accrued liabilities and are calculated by multiplying the net sales by the cooperative program percentage. As the cooperative accrual is based upon a defined calculation pursuant to the cooperative programs and is not significant, we do not believe that we should include any discussion regarding the estimate in our MD&A.

     We will disclose in future filings the amount of the expense and the line item in which it is included in the statement of income.

(d) Revenue Recognition, page F-7
---------------------------------

9. On page 17, you indicate that you consider revenue realizable and earned once delivery has occurred. In this footnote, you indicate that you recognize sales once shipment has occurred. Please advise and also revise your disclosures to make them consistent. If revenues are recognized when products are shipped, please tell us and disclose in your revenue recognition policy:
     o Whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers;
     o    Your customers' rights of inspection, acceptance, and return; and
     o    When title passes from you to your customer.
     Unless obvious, please explain to us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Note that even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may make the recognition of revenue upon delivery to and acceptance by the customer GAAP. See the Interpretive Response to Question 3 of SAB Topic 13.A.

     Response to Comment 9

     We recognize the inconsistency in our terminology and will comply with the staff's comments in future filings. We recognize sales when shipment has occurred and provide for allowances for merchandise returns and claims. In our critical accounting policies, we disclosed that revenue is earned when "delivery" has occurred. We will substitute the word "shipment" for "delivery" in future filings in the footnotes to the financial statements. As our freight terms are FOB Shipping Point, this "delivery" takes place when the goods are shipped to the customer. We use freight forwarders to ship our products to our customers. Therefore, revenue is recognized when the goods are placed in the possession of the carrier. We do not have specific customer inspection, acceptance or return provisions included on our sales orders and our history shows that only an insignificant amount of our goods are returned to us, which we are able to estimate upon shipment. Therefore, we believe that it is appropriate for us to recognize revenue upon shipment of our goods to our customers.


(l) Selling, General and Administrative Expense, page F-8
---------------------------------------------------------

10. Based on your disclosure of the types of expenses that you include in cost of goods sold and the types of expenses that you include in selling, general and administrative expense, we understand that you exclude certain costs of your distribution network, namely receiving costs, warehousing costs, internal transfer costs, stocking costs, and picking and packing costs from cost of goods sold. With the exception of warehousing costs, please disclose the amount of such costs included in selling, general and administrative expense for each period presented. Please also disclose in your MD&A that your gross margins may not be comparable to others, since some entities include costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.

     Response to Comment 10

     We will disclose in our MD&A in future filings that our gross margins may not be comparable to others that include these costs in cost of goods sold.

     In future filings, we will also disclose the aggregate amount of costs related to distribution that is excluded from cost of goods sold in the footnotes to our financials.


Note 3, Acquisition, page F-10
------------------------------

11. We note your disclosure on page 5 that your "Soffe" registered trademark is your hallmark brand. We also note your disclosure that $4.1 million of the purchase price of your M. J. Soffe Co. acquisition was allocated to other assets. Please tell us whether you allocated any of the purchase price of your M. J. Soffe Co. acquisition to the "Soffe" trademark or to any other identified intangibles. If so, please tell us the value that was allocated to each intangible, how that value was determined, and whether the intangibles are subject to amortization and the length of the amortization period(s), as applicable. If not, please tell us how you determined that there were no intangible assets that meet the recognition criteria in paragraph 39 of SFAS 141.

     Response to Comment 11

     The $4.1 million of purchase price that was allocated to other assets upon the acquisition of M. J. Soffe Co. primarily relates to the cash surrender value of life insurance policies and split dollar life insurance policies, totaling $3.7 million, that were acquired. Please note that subsequent to the acquisition, the split dollar life insurance policies were canceled and we received the proceeds on these policies. The remaining balance of other assets includes deposits, investments and prepaid assets. We did not allocate any of the purchase price of the acquisition to the "Soffe" trademark or any other identified intangibles. Pursuant to SFAS 141 paragraph 44, we reduced the amounts assigned to noncurrent assets, with the exception of financial assets, to zero on the opening balance sheet as the fair value of the identifiable net assets acquired exceeded the cost of the acquired business.


12. We note that the historical cost, net of accumulated depreciation, of Soffe's PP&E at June 28, 2003 was $22.5 million. Yet it appears that in your purchase price allocation, you've allocated less than $4 million to these assets. Supplementally, explain to us why there was such a significant reduction in the value of the fixed assets.

     Response to Comment 12

     As described above, the $4.1 million of other assets does not relate to intangible assets or property, plant and equipment. Pursuant to SFAS 141 paragraph 44, we reduced the amounts assigned to noncurrent assets, with the exception of financial assets, to zero on the opening balance sheet as the fair value of the identifiable net assets acquired exceeded the cost of the acquired business.


Note 7, Long-term Debt, page F-12
---------------------------------

13. We understand that the terms of the Soffe Facility prohibit M. J. Soffe Co. from making cash dividends to you and also limit the ability of M. J. Soffe Co. to make loans to you. To the extent that the restricted net assets of
     M. J. Soffe Co. exceed 25% of consolidated net assets as of your most recently completed fiscal year, please disclose the amount of restricted net assets as of year-end. Please note that restricted net assets include any net assets that may not be transferred to you in the form of loans, advances, or cash dividends without the consent of the third party lender(s). See Rule 4-08(e) of Regulation S-X.

     Response to Comment 13

     We will disclose in future filings the amount of restricted net assets.


We acknowledge that Delta Apparel, Inc. is responsible for the adequacy and accuracy of the disclosures included in the Form 10-K for the year ended July 3, 2004 and understand that staff comments or our changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filing. In addition, we understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please direct them to Herb Mueller, Chief Financial Officer, or in his absence, to Deborah Merrill, Director of Corporate Reporting at 678-775-6900.

Sincerely,


/s/ Herb M. Mueller

Herb M. Mueller
Vice President and Chief Financial Officer